Schedule A

Series of Trust for Advised Portfolios	Institutional Class Expense Cap	Investor Class Expense Cap
Ziegler Strategic Income Fund	0.95%	1.05%

Series of Trust for Advised Portfolios	Class A Expense Cap	Class C Expense Cap	Institutional Class Expense Cap
Ziegler FAMCO Covered Call Fund	1.24%	1.99%	0.99%

Series of Trust for Advised Portfolios	Class A Expense Cap	Class C Expense Cap	Institutional Class Expense Cap
Ziegler Floating Rate Fund	0.99%	1.74%	0.74%

TRUST FOR ADVISED PORTFOLIOS on behalf of the series listed on Schedule A	ZIEGLER CAPITAL MANAGEMENT, LLC

By: /s/ Christopher E. Kashmerick	By: /s/ Margaret M. Baer
Name: Christopher E. Kashmerick	Name: Margaret M. Baer
Title: President	Title: Chief Administrative and Operating Officer

Approved by the Board of Trustees: January 27, 2014 and August 17, 2015.

Revised Schedule A Last Approved by the Board of Trustees: February 23, 2016.